Owens-Illinois, Inc. One Michael Owens Way Perrysburg, OH 43551-2999 +1 567 336 5000 tel +1 567 336 8262 fax www.o-i.com

May 17, 2018

VIA EDGAR TRANSMISSION

John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2017

Filed February 14, 2018

Form 10-Q for the Quarter Ended March 31, 2018

Filed April 24, 2018

File No. 1-9576

Owens-Illinois Group, Inc.

Form 10-K for the Year Ended December 31, 2017

Filed February 14, 2018

Form 10-Q for the Quarter Ended March 31, 2018

Filed April 24, 2018

File No. 33-13061-01

Dear Mr. Cash:

This letter is in response to your letter dated May 3, 2018, with respect to the above-referenced Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.  The staff’s comments are set forth below in bold, followed by the Company’s response to each comment.

Please note that where referenced, the “Company” refers to Owens-Illinois, Inc.

Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2017

Consolidated Financial Statements

Note 2 — Segment Information, Page 61

1.              We note your disclosure that beginning in the first quarter of 2018 you merged your North America and Latin America segments into one segment named the Americas. We also note the newly merged segment accounted for 54% of net sales and 65% of segment operating profit in 2017. Please address the following:

•                  More fully explain the specific facts and circumstances that lead to your decision to merge the North America and Latin America segments;

Response:

The consolidation of the North America and Latin America segments resulted from a change in the Company’s strategy that began in 2016 when Andres Lopez was appointed as the Company’s Chief Executive Officer.  A cornerstone of the strategy is to make the Company the most cost effective global glass producer.  To accomplish this, the Company has been implementing various actions to transform the organization to make it simpler, more efficient and cost effective.

In this strategic context, the Company has been consolidating single country leadership structures in certain geographies to broader-based structures.  The success of these actions led to Mr. Lopez’s decision to further simplify the regional leadership structure and consolidate the North America and Latin America segments into the Americas segment at the beginning of 2018.

As disclosed in the Company’s Note 2, Segment Information footnote in its Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”), and further expanded in Note 1, Segment Information footnote in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “Form 10-Q”), the Company indicated that the consolidation of its North America and Latin America segments was completed to better leverage its scale and presence across a larger geography and market.  This consolidation will allow the operating segment to better leverage critical resources and competencies across the Americas, to replicate best practices, and to realize cost synergies.  For example, the consolidation of the Americas manufacturing, sales and marketing functions allows for competencies and best practices to be more easily shared throughout this segment and for better management and marketing activities with common customers of the two former segments.  It has also increased efficiencies with intercompany shipments of glass bottles from one country to another to meet customer or supply chain needs.  Further, the newly consolidated Americas shared services center can more effectively work with these common customers regarding certain functions, such as cash collections and master data setup.

Also, the above mentioned Segment footnotes disclosed that this consolidation resulted in the elimination of duplicative costs as certain functions or roles, such as the regional president, finance, human resources, sales and marketing, manufacturing, supply chain and shared services, were consolidated to simplify the management of the new Americas operating segment.

•                  More fully explain how and why you believe managing, reporting and evaluating performance on a significantly expanded and more economically dissimilar geographic basis is appropriate and will allow users of your financial statements to better understand your performance and better assess your prospects as contemplated by ASC 280-10-10;

Response:

Since the Americas operating segment is now being managed on a consolidated basis, the Company believes it is most appropriate to report operating results at the Americas level in its filings since that will allow the users of its financial statements to best understand the segment’s performance in the same manner in which the Company manages this business.  The Company’s chief operating decision maker (“CODM”), who is the Company’s Chief Executive Officer, reviews the operating results at the Americas level to make resource allocation decisions and to assess performance.  This reporting is consistent with ASC 280-10-05, which states that “The method for determining what information to report is referred to as the management approach.  The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance.  Consequently, the segments are evident from the structure of the public entity’s internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner.”  Further, the Company concluded that the consolidation and reporting of the Americas segment is also consistent with ASC 280-10-10 in that it allows the users of the Company’s financial statements to better understand the segment’s performance, assess its prospects for future net cash flows and make more informed judgements about the public entity as a whole, primarily because it is the same as the reporting the CODM uses to make these same assessments.  Also, since the first quarter of 2018, management has produced its internal forecasts at the Americas level.

In addition to the segment reporting, the Company will provide additional discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) as described below.

•                  Explain how the newly merged segment is being managed, including the nature and level of geographic and other information available to segment management;

Response:

As disclosed in the Company’s Form 10-Q, the consolidation of the North America and Latin America segments resulted in the leadership roles of those former segments being combined into one position.  The former President of North America is no longer employed by the Company and, in connection with the consolidation discussed above, the former President of Latin America was appointed President of the Americas operating segment and is the segment manager reporting to the Company’s CODM.

Operating results are available generally on a country-by-country basis and only to the Americas leadership team.  Business managers within the Americas may be responsible for the business activities of more than one country.

•                  Explain the current responsibilities of Mr. Galindo, the former President of North America;

Response:

Mr. Galindo is no longer employed by the Company.

•                  Explain what, if any, additional country/region disclosures you expect to provide in your financial statements or MD&A related to the newly merged segment;

Response:

Similar to the how the Company discusses business trends within its other two operating segments, the Company will provide, as required by Item 303 in Regulation S-K, discussion and such other information in MD&A of additional country and region disclosures that the Company believes to be necessary to understand the Company’s financial condition, changes in financial condition and results of operations.  For example, the Company provided additional disclosures regarding stronger sales in Brazil, as well as various end-use shipment trends in the United States, in MD&A in the Form 10-Q.

•                  Quantify the reduction in administrative costs you anticipate as a result of the merger; and

Response:

The Company anticipates that it will be able to reduce administrative costs by approximately $5 million annually from the elimination of the duplicate management team and the consolidation of the business shared service centers.

•                  Explain any changes in your reporting units or the goodwill allocated to your reporting units as a result of the newly merged segment.

Response:

As a result of the newly structured segment, there have not been any changes in the Company’s reporting units or the goodwill allocated to its reporting units.  As disclosed in Critical Accounting Estimates in the Form 10-K, the company’s reporting units are as follows: Europe, North America, Latin America and Asia Pacific.

Note 8 — Restructuring Accruals, Asset Impairment and Other Costs Related to Closed Facilities, Page 69

2. We note that you continue to incur significant restructuring charges. Please enhance your disclosures to indicate the amount incurred for each major type of restructuring cost (e.g., employee severance and benefits, environmental remediation, contract terminations, asset write-downs) as required by ASC 420-10-50-1b. Please also expand your disclosures in MD&A to quantify the impact restructuring activities have had on operating income (i.e., the amount by which expenses deceased), including whether actual results were in line with management’s expectations when the restructuring activities were initiated. Refer to SAB Topic 5:P.4. In regard to the asset impairments you recorded, including the impairment related to an equity investment, please disclose the remaining carrying values of the impaired assets that were measured at fair value on a nonrecurring basis and the valuation techniques and inputs used to determine fair value as required by ASC 820-10-50, including ASC 820-10-50-2(a) and (bbb).

Response:

In past years, the Company implemented several major restructuring programs that covered large, multi-year programs and it presented activity separately for each of these programs in its restructuring footnote.  However, since 2016, the Company’s restructuring activities have only been minor initiatives and discrete restructuring actions.  As a result, the Company presented these minor initiatives on a combined basis in the Form 10-K.  The Company also disclosed the major type of restructuring costs for the ending restructuring accrual balance as of December 31, 2017.  In future filings, the Company will enhance its restructuring charges disclosures to indicate the amount incurred for each major type of restructuring cost (e.g., employee severance and benefits, asset write-downs, and other exit costs) in a tabular reconciliation.  This reconciliation will disclose the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) why.

The Company will also expand its disclosures in MD&A in future filings to quantify the impact restructuring activities have had on operating income, if material, or disclose that such impacts were not material, including whether actual results were in line with management’s expectations when the restructuring activities were initiated.

Also, in regard to asset impairments recorded, including impairments related to an equity investment, the Company will also disclose in future filings the remaining carrying values of the impaired assets that were measured at fair value on a nonrecurring basis, if material, and the valuation techniques and inputs used to determine fair value as required by ASC 820-10-50, including ASC 820-10-50-2(a) and (bbb).  Note that for the year ended December 31, 2017, the Company did not disclose this information because it concluded that the information was not material (approximately $4 million remaining carrying value).

Form 10-Q for the Quarter Ended March 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, Page 30

Cash Flows, Page 31

3. We note your disclosure that the increase in cash utilized in operating activities in 1Q18 was primarily due to a larger decline in accounts payable, partially offset by higher earnings and lower pension contributions, asbestos-related and restructuring payments. We also note that your trade receivables balance increased at a significantly higher rate than sales and more negatively impacted operating cash flows. Please discuss the underlying reasons for material changes in trade receivables and the impact such changes have on your cash flows, including a discussion of financial measures such as days sales outstanding (including the impact of factored receivables) that would be relevant to a reader of your financial statements given the negative trend in this metric during recent periods. See section IV.B of the SEC Interpretive Release No. 33-8350.

Response:

In the first quarter of 2018, the Company did not identify any significant underlying reasons for the increase in its trade receivables, other than lower quarter over quarter factoring.  As disclosed, the Company uses factoring programs, among other activities, to optimize liquidity during the year and chose to use its factoring programs at varying levels in recent quarter-end periods.  This resulted in the Company’s trade receivables increasing at a higher rate than sales due to a reduction in the amount of receivables that were factored at year end 2017 compared to the end of the first quarter of 2018 as contrasted with the level of factoring from year end 2016 to the end of the first quarter of 2017.  This negatively impacted the Company’s operating cash flows in the first quarter of 2018.  The Company discloses in its Supplemental Cash Flow Information footnote that it uses various factoring programs to sell certain receivables to financial institutions, as well as the amount of receivables factored at the end of each reporting period.  In addition to this disclosure, in future filings, the Company will include commentary in its MD&A regarding significant changes in the use of its factoring programs.

Owens-Illinois Group, Inc.

Form 10-K for the Year Ended December 31, 2017

Form 10-Q for the Quarter Ended March 31, 2018

General

4. Please also address the above comments in your filings for Owens-Illinois Group, Inc. as appropriate.

Response:

The Company will address the above comments in its future filings for Owens-Illinois Group, Inc. as appropriate.

*              *              *              *              *              *

Please contact Scott Herlihy at (202) 637-2277 of Latham & Watkins LLP if you have any questions.

Very truly yours,

/s/ Jan A. Bertsch
Jan A. Bertsch
Senior Vice President and Chief Financial Officer

cc: Scott C. Herlihy, Latham & Watkins LLP